EXHIBIT 18.1

PREFERABILITY LETTER REGARDING CHANGE IN ACCOUNTING PRINCIPLE

March 7, 2006

Mr. Michael J. McCoy

Executive Vice President and Chief Financial Officer

Hormel Foods Corporation

One Hormel Place

Austin, Minnesota  55912-3680

Dear Mr. McCoy:

Note A of Notes to the Unaudited Consolidated Financial Statements of Hormel Foods Corporation included in its Form 10-Q for the quarter ended January 29, 2006 describes a change in the method of accounting for the materials portion of turkey products and for substantially all inventoriable expenses, packages and supplies from the last-in, first-out method of accounting to the first-in, first-out method of accounting. There are no authoritative criteria for determining a preferable inventory cost method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to October 30, 2005, and therefore we do not express any opinion on any financial statements of Hormel Foods Corporation subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP